November 22, 2019

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Perspective Fund (the “Fund”)
File Nos. 022-47749 and 811-02333

Dear Mr. Cowan:

In response to the mark-up you provided on November 7, 2019 to the Funds’ Post-Effective Amendment No. 93 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 76 under the Investment Company Act of 1940 (the “1940 Act”) to the Funds’ Registration Statement on Form N-1A, we hereby file Post-Effective Amendment No. 94 to the Registration Statement under the 1933 Act and Amendment No. 77 to the Registration Statement under the 1940 Act (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

We have summarized your comments and provided our responses below. The Amendment reflects additional information that was not contained in the prior Registration Statement.

Prospectus

  Please include a completed fee table [without brackets] in correspondence with the rest of your responses to comments at least five days prior to going effective.

Response: We have updated the Registration Statement to address this comment. We have also copied the completed fee table below as requested.

  More detail regarding the segment approach should be included in Item 9. Please refer to comment resolution in American Funds International Vantage Fund.

Response: We include additional detail on the system of multiple portfolio managers described in Item 4 in the section of the statutory prospectus entitled “The Capital System.” Under this system, cash in the Fund is divided into segments that are managed by individual equity managers. The managers have flexibility to invest in any region or sector. As such, and given the existing disclosure in the statutory prospectus, we do not believe that any additional disclosure is required in Item 9. Please note that this is consistent with the comment resolution in American Funds International Vantage Fund.

  The risk disclosure under “Investing in growth-oriented stocks” states that the Fund invests in other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds). If part of the principal strategy, please disclose.

Response: While investing in other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) is not a principal strategy of the Fund, our risk factor on “Investing in growth-oriented stocks” does refer to all types of equity securities. Since investments in growth-oriented stocks may include all of these types of equity investments, we think it’s helpful to note that to investors.

  We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest or currently invests in CoCos and the amount the Fund currently invests in CoCos.

Response: The Fund does not currently invest, or intend to invest significantly, in CoCos. Accordingly, there is no need to add disclosure on investment in CoCos to the prospectus at this time. However, since it is possible that the Fund could invest in CoCos in the future, we included disclosure on investment in CoCos in the statement of additional information.

  The principal risk disclosure states that the risks of investing outside the Untied States may be heightened in connection with investments in emerging markets. Please disclose any investment strategy that gives rise to the principal risks associated with investments in emerging markets. Alternatively, delete the disclosure as, according to the Item 9 disclosure, this is not a principal strategy or risk of the Fund.

Response: We have added strategy disclosure regarding investing in emerging markets to the statutory prospectus in response to this comment. Given the current and anticipated level of investment in emerging markets, we believe this disclosure is most appropriately added to the statutory prospectus, and not the summary prospectus, at this time. Our risk factor on “Investing outside the United States” in both the statutory and summary prospectus does note that the risks of investing outside the United States may be heightened in connection with investing in emerging markets. Since investments outside of the United States may include some investments in emerging markets, we think it’s helpful to note to investors that there may be additional risks associated with those investments.

  The calendar year returns should include 2008.

Response: We have updated the Registration Statement in response to this comment.

  Certain strategy disclosure in Item 9 is either identical, or described only in the Summary or only in Item 9. The disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9. See also IM Guidance Update 2014-08. Please revise to more fully disclose the Fund’s principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell. Please refer to comment resolution in American Funds International Vantage Fund.

Response: We have made the following revisions in response to this comment and consistent, where appropriate, with the comment resolution in American Funds International Vantage Fund:

•	We added additional detail in Item 9 to explain that common stocks of companies located around the world may include emerging markets.

•	We added the following paragraph to Item 9 and revised Item 4 to include only a summary version of this paragraph by removing the underlined sentence:

The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

  If the disclosure on cash and cash equivalents is all related to temporary defensive positions, then clarify (it would then not need to be summarized in Item 4). See Instruction 6 to Item 9(b). Please refer to comment resolution in American Funds International Vantage Fund.

Response: Holding cash or money market instruments can be used as part of the investment strategy in addition to for temporary defensive purposes. We believe this is already described in Item 9. We do not view holding cash to be a “principal” investment strategy and so have not added it as a strategy in Item 4. This response is consistent with our comment resolution in American Funds International Vantage Fund.

  The disclosure states that the Fund’s daily cash balance may be invested in one or more money market or similar funds managed by the investment adviser or its affiliates. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: We confirm supplementally that, in accordance with Item 3, Instruction 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

  The staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: We acknowledge this comment and confirm that the risks (and strategies) described in the prospectus relate to strategies that we believe are appropriately included in the prospectus given the current and/or anticipated level of investment by the Fund.

Statement of Additional Information - Disclosure of Portfolio Holdings

  The disclosure states that affiliated persons of the Fund who receive portfolio holdings information are subject to, among other things, requirements not to trade in securities based on the information and to maintain the confidentiality of the information. The disclosure also states that “third party service providers … receiving such information are subject to confidentiality.” Please revise to clarify whether third party service providers are also subject to a requirement not to trade in securities based on the information.

Response: We have updated the disclosure as follows to address this comment:

Affiliated persons of the fund, including officers of the fund and employees of the investment adviser and its affiliates, who receive portfolio holdings information are subject to restrictions and limitations on the use and handling of such information pursuant to applicable codes of ethics, including requirements not to trade in securities based on confidential and proprietary investment information, to maintain the confidentiality of such information, and to pre-clear securities trades and report securities transactions activity, as applicable. For more information on these restrictions and limitations, please see the “Code of ethics” section in this statement of additional information and the Code of Ethics. Third-party service providers of the fund and other entities, as described in this statement of additional information, receiving such information are subject to confidentiality obligations and obligations that would prohibit them from trading in securities based on such information. When portfolio holdings information is disclosed other than through the American Funds website to persons not affiliated with the fund, such persons will be bound by agreements (including confidentiality agreements) or fiduciary or other obligations that restrict and limit their use of the information to legitimate business uses only. None of the fund, its investment adviser or any of their affiliates receives compensation or other consideration in connection with the disclosure of information about portfolio securities.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0423 or Jae Chung at (213) 486-9328.

Sincerely,

Rachel V. Nass

Counsel